Robert J. Waters

Sr. Vice President & Chief Financial Officer

Enerplus Corporation

The Dome Tower

3000, 333-7th Avenue SW

Calgary, Alberta T2P 2Z1

Tel 403.298.1295

Fax 403.298.2299

www.enerplus.com

August 27, 2014

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Re:	Enerplus Corporation
Form 40-F for Fiscal Year Ended December 31, 2013
Filed February 21, 2014
File No. 001-15150

Dear Mr. Schwall:

This letter is in response to your letter dated July 29, 2014 regarding the review of the Form 40-F of Enerplus Corporation (“Enerplus” or “the Company”) for the fiscal year ended December 31, 2013 (the “2013 Form 40-F”) filed with the U.S. Securities and Exchange Commission (the “SEC”).

Set forth below are the Company’s responses to the comments from the staff of the SEC (the “Staff”).  The numbered paragraphs in italics below refer to the Staff’s comments, which are followed by the Company’s responses.

Exhibit 99.1 — Annual Information Form

Appendix E — Supplemental Information About Oil and Gas Producing Activities, page E-1

General

SEC Comment:

1)             Please include the supplemental oil and gas producing activity disclosures with your complete sets of annual financial statements as required by FASB ASC 932-235-50-2.

Response:

The Company acknowledges the Staff’s comment and pursuant to FASB ASC 932-235-50-2, these disclosures shall be disclosed “with complete sets of annual financial statements”.  The

Company believed that it was in compliance with the requirements of FASB ASC 932-235-50-2 by providing this information with the complete sets of annual financial statements within the same disclosure document (Form 40-F).  The Company’s supplemental oil and gas producing activity disclosures, which are comprised of unaudited reserves-based information, can be found on pages 11-36 of the Form 40-F in Exhibit 99.1, which in the Company’s view, represents an extension of the financial statement disclosure requirements.

The Company proposes that it will continue to provide the information in the Annual Information Form, which is filed with the Company’s Annual Consolidated Financial Statements and Management’s Discussion and Analysis as separate exhibits within the Form 40-F.

A. Proved Oil and Natural Gas Reserve Quantities, page E-1

SEC Comment:

2)             Please expand your presentation to disclose the net quantities of proved undeveloped reserves in accordance with FASB ASC 932-235-50-4.  In addition, please provide a column for the total quantities of proved reserves for all products, as shown in FASB ASC 932-235-55-2.

Response:

The Company acknowledges the Staff’s comment and notes that while investors were able to calculate proved undeveloped reserves and the total quantities of proved reserves for all products using the information disclosed in the 2013 Form 40-F, the following tables provide the disclosure of these amounts:

	Canada		United States		Total by Product		Total
	Oil and NGLs	Natural Gas	Oil and NGLs	Natural Gas	Oil and NGLs	Natural Gas	All Products
	(Mbbls)	(MMcf)	(Mbbls)	(MMcf)	(Mbbls)	(MMcf)	(Mboe)
Proved Undeveloped Reserves
December 31, 2010	5,163	16,803	6,200	21,379	11,363	38,182	17,727
December 31, 2011	5,952	10,034	12,236	32,709	18,188	42,743	25,312
December 31, 2012	8,105	6,587	17,157	32,363	25,261	38,951	31,753
December 31, 2013	8,154	6,269	14,433	109,315	22,587	115,584	41,851

Total
All Products
(Mboe)
Proved Developed and Undeveloped Reserves at December 31, 2010	176,737
Purchases of reserves in place	101
Sales of reserves in place	(2,142)
Discoveries and extensions	23,078
Revisions of previous estimates	3,182
Improved recovery	656
Production	(23,531)
Proved Developed and Undeveloped Reserves at December 31, 2011	178,080
Purchases of reserves in place	3,744
Sales of reserves in place	(5,894)
Discoveries and extensions	19,218
Revisions of previous estimates	(5,130)
Improved recovery	109
Production	(25,583)
Proved Developed and Undeveloped Reserves at December 31, 2012	164,545
Purchases of reserves in place	17,143
Sales of reserves in place	(766)
Discoveries and extensions	31,805
Revisions of previous estimates	18,708
Improved recovery	—
Production	(27,376)
Proved Developed and Undeveloped Reserves at December 31, 2013	204,059

Proved Developed Reserves
December 31, 2010	159,010
December 31, 2011	152,768
December 31, 2012	132,792
December 31, 2013	162,208

Proved Undeveloped Reserves
December 31, 2010	17,727
December 31, 2011	25,312
December 31, 2012	31,753
December 31, 2013	41,851

As the 2013 Form 40-F filing already included the information necessary to calculate proved undeveloped reserves and the total quantities of proved reserves for all products, the Company proposes that it not amend the 2013 Form 40-F filing.  However, the Company proposes that in future Form 40-F filings it will disclose this additional information in accordance with FASB ASC 932-235-50-4 and FASB ASC 932-235-55-2.

SEC Comment:

3)             Please expand your disclosure of the net quantities and changes in your proved reserves for the periods ending December 31, 2011, 2012 and 2013 to provide a narrative explanation in each instance that the change in reserves for an individual line item represents a significant change in reserves, other than production.  Refer to FASB ASC 932-235-50-5.

Response:

The Company acknowledges the Staff’s comment.  The following discussion addresses the significant changes in reserves for individual line items for the periods ending December 31, 2011, 2012, and 2013.  Significant changes in proved reserves included:

Purchases of reserves in place

In 2013, the Company acquired additional working interests in developed and undeveloped lands in its Marcellus natural gas properties, located in Pennsylvania, which significantly increased the Company’s United States natural gas reserves.  The purchase of these additional working interests represented substantially all of the purchase of reserves in place for the United States in 2013.

Discoveries and extensions

United States discoveries and extensions for the periods ending December 31, 2011, 2012 and 2013 were primarily due to successful well development of the Company’s Bakken/Three Forks crude oil properties in North Dakota, and Marcellus natural gas properties, primarily in Pennsylvania.  In these periods, the Company added 9,627 MBbl, 9,172 MBbl and 4,162 MBbl of proved oil and NGL reserves with respect to Bakken/Three Forks properties in 2011, 2012, and 2013, respectively.  The Company added 41,670 MMcf, 41,114 MMcf and 136,423 MMcf of proved natural gas reserves in 2011, 2012, and 2013, respectively, primarily in the Marcellus.

Revisions of previous estimates

Revisions to United States oil reserves in 2011 and 2012 were due to the improved production performance of Bakken/Three Forks oil properties. The revision to United States natural gas reserves in 2013 was due to improved production performance of Marcellus natural gas properties.

In 2013, the positive revision to Canadian natural gas reserves was primarily due to an increase in the constant gas price forecast versus 2012.  In 2012, the negative revision to Canadian natural gas was primarily due to a decrease in the constant gas price forecast versus 2011.

The Company does not believe it is necessary to amend its 2013 Form 40-F filing to include the above discussion, as this information, to the extent material to investors, was included elsewhere in the Company’s public disclosures (Exhibit 99.1 and 99.3). The Company proposes that in future Form 40-F filings that it will expand its disclosure, as appropriate, to discuss all significant changes in proved reserves as required by FASB ASC 932-235-50-5.

B. Capitalized Costs Related to Oil and Gas Producing Activities, page E-3

SEC Comment:

4)                         Please separately disclose the capitalized costs of unproved properties or otherwise advise why such disclosure is not necessary.  Refer to FASB ASC 932-235-50-14.

Response:

The Company understands that FASB ASC 932-235-50-14 requires capitalized costs of unproved properties to be separately disclosed only if such amounts are significant.

At December 31, 2013, 2012 and 2011, capitalized costs for unproved properties amounted to $444 million, $467 million and $714 million, respectively, representing 4%, 4% and 7%, respectively of total capitalized costs.  As these amounts are not significant, the Company has not separately disclosed the capitalized costs for unproved properties.

The Company proposes that in future filings it will disclose capitalized costs for unproved properties, should these amounts become significant.

C. Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities, page E-3

SEC Comment:

5)                         We note your disclosure under this heading includes a separate line item for “Asset retirement costs.” Please revise your presentation to reflect the disclosure specifically required by FASB ASC 932-235-50-18 and reflected in Example 3 in 932-235-55-4.

Response:

The Company acknowledges the Staff’s comment and respectfully requests that the Staff permit the company to comply in future Form 40-F filings by including disclosure presented in accordance with Example 3 of FASB ASC 932-235-55-4.

E. Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserve Quantities,

SEC Comment:

6)                         Disclosure in your filing indicates that the quantity of proved undeveloped reserves increased during the fiscal year ended December 31, 2013, especially as it relates to your gas reserves in the United States.  In light of this change, please explain the decrease in future development costs used to calculate the standardized measure of discounted future cash flows as of December 31, 2013 compared to December 31, 2012.  Refer to FASB ASC 932-235-50-31.

Response:

Approximately 80% of the Company’s United States future development costs (“FDCs”) relate to its Bakken/Three Forks crude oil properties in North Dakota.  While the Company’s Marcellus properties in Pennsylvania contain the majority of the United States natural gas reserves (approximately 86%), they only accounted for approximately 20% of the total United States FDCs as of December 31, 2013.

The decrease in FDCs from 2012 to 2013 primarily relates to the Company’s operated high working interest Bakken/Three Forks properties, where more undeveloped locations were converted (drilled) than added in 2013 compared to 2012.  In other words, undeveloped locations were converted to proved developed reserves faster than new undeveloped locations and associated FDCs were added in that year.

The FDCs associated with the Marcellus reserve additions increased year over year, but were not sufficient to offset the converted FDCs for the Bakken/Three Forks properties given the relative per barrel of oil equivalent (“BOE”) capital costs between natural gas and oil.

The Company believes the above information satisfies the Staff’s query, and that the Company’s filing has been prepared in accordance with FASB ASC 932-235-50-31.

Exhibit 99.2 — Consolidated Financial Statements

Consolidated Balance Sheets, page 34

SEC Comment:

7)                         Please expand your presentation to state separately on the face of the balance sheet the aggregate of the capitalized costs of unproved properties and major development projects that are excluded from the capitalized costs being amortized.  In addition, revise to provide the footnote disclosure regarding unproved properties and major development projects required by Rule 4-10(c)(7)(ii) of Regulation S-X.

Response:

The Company advises the Staff that all of the Company’s capitalized costs of oil and gas activities are subject to amortization as described in the Company’s Significant Accounting Policies, specifically in Note 2(c) on page 39 of Exhibit 99.2.  As the Company has no unproved properties or major development projects not subject to amortization, they were not separately disclosed on the face of the balance sheet.  Accordingly, footnote disclosure regarding unproved properties and major development projects excluded from capitalized costs being amortized as required by Rule 4-10(c)(7)(ii) of Regulation S-X was also not included.

The Company proposes that as long as the aggregate amount of capitalized costs of unproved properties and major development projects excluded from amortization is nil or immaterial, the Company will continue the practice of not stating separately on the face of the balance sheet and not providing related footnote disclosure.  Should the amount of unproved properties and major development projects become material in the future, the Company proposes that it will comply with the aforementioned requirements of Rule 4-10(c)(7)(ii) of Regulation S-X.

Notes to Consolidated Financial Statements, page 38

Note 2) Significant Accounting Policies, page 38

e) Goodwill, page 39

SEC Comment:

8)                         Please expand your disclosure to address the requirements of FASB ASC 350-20-50 or otherwise advise why such disclosure is not necessary.

Response:

The Company’s goodwill relates to historic corporate acquisitions dating back to 2008 and earlier.  Period to period changes in goodwill relate only to foreign exchange differences, as described in the Company’s Significant Accounting Policies, specifically in Note 2(d) on page 39 of Exhibit 99.2.

In consideration of the Staff’s comment, should the Company record any material adjustments to goodwill other than in relation to foreign exchange differences, the Company proposes that in future filings it will expand its disclosure to comply with the requirements of FASB ASC 350-20-50.

4) Property, Plant and Equipment, page 42

SEC Comment:

9)                         Please revise to disclose the total amount of amortization expense per equivalent physical unit for each of your cost centers.  Refer to Rule 4-10(c)(7)(i) of Regulation S-X.

Response:

The Company acknowledges the Staff’s comment.  The total amount of amortization expense of capitalized oil and gas costs per equivalent physical unit of production (1 BOE = 6 Mcf) by cost center for the 2013, 2012, and 2011 fiscal periods is set forth in the following table:

Depletion, depreciation, amortization and

accretion per net (after royalty) BOE:

	2013	2012	2011
Canada cost center	$19.18	$17.80	$15.50
U.S. cost center	$24.94	$31.77	$44.63
Total	$21.65	$21.89	$21.66

The Company respectfully requests that the Staff permit the Company to comply in future Form 40-F filings by including this information in accordance with Rule 4-10(c)(7)(i) of Regulation S-X.

Exhibit 99.3 — Management’s Discussion and Analysis

Three Year Summary of Key Measures, page 20

SEC Comment:

10)                  It does not appear that your presentation of the non-GAAP measure “Funds Flow” on a per share basis is appropriate.  Specifically, cash flow per share data should not be presented in connection with reporting financial results pursuant to FRC 202.04.  Please revise or tell us why your current presentation is appropriate.

Response:

The Company acknowledges the Staff’s comment.  The Company respectfully requests that the Staff permit the Company to comply in future Form 40-F filings by excluding cash flow measures on a per-share basis from the annual financial statements and Management’s Discussion and Analysis in accordance with FRC 202.04.

In connection with our response, Enerplus acknowledges:

•                  it is responsible for the adequacy and accuracy of the disclosure of its Form 40-F for the fiscal year ended December 31, 2013;

•                  SEC Staff comments or changes to disclosure in response to SEC Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•                  it may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you wish to discuss or have any questions related to the information herein, you may reach me by telephone at (403) 298-1295, or by email at rwaters@enerplus.com.

Sincerely,

/s/ Robert J. Waters

Robert J. Waters
Senior Vice President and Chief Financial Officer

cc:	Robert B. Hodgins, Chairman - Audit & Risk Management Committee
Kevin L. Nielsen, Partner - Deloitte LLP
Andrew J. Foley, Partner - Paul, Weiss, Rifkind, Wharton & Garrison